Exhibit 99.1
Financial Statements
WilPro Energy Services (PIGAP II) Limited
Years Ended December 31, 2006, 2005 and 2004

WilPro Energy Services (PIGAP II) Limited
Financial Statements
Years Ended December 31, 2006, 2005 and 2004

Report of Independent Auditors
To the Shareholders and Board of Directors
WilPro Energy Services (PIGAP II) Limited
We have audited the accompanying balance sheets of WilPro Energy Services (PIGAP II) Limited as of December 31, 2006 and 2005, and the related statements of income and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WilPro Energy Services (PIGAP II) Limited at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.
Tulsa, OK
April 26, 2007
/s/ ERNST & YOUNG LLP

WilPro Energy Services (PIGAP II) Limited
Balance Sheets

	December 31,
	2006	2005
Assets
Current assets:
Cash and cash equivalents	$197,857	$143,547
Restricted cash and cash equivalents	48,631,168	41,906,949
Accounts receivable:
Trade — PDVSA Petroleo, S.A.	7,735,557	14,700,382
Other	512,432	154,290
Prepaid taxes	7,792,229	1,790,322
Prepaid expenses	2,760,067	2,479,277

Total current assets	67,629,310	61,174,767

Restricted cash and cash equivalents	18,354,872	20,144,541
Property, plant and equipment, net	234,482,992	249,696,527
Deferred financing costs, net	21,534,754	23,743,447
Derivative asset	486,583	808,870
Other asset	—	309,706

Total assets	$342,488,511	$355,877,858

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable:
Trade	$1,557,200	$2,296,920
Affiliates	428,617	372,438
Other	582,749	235,927
Taxes payable:
Foreign income tax	24,220,109	—
Value-added tax	77,583	938,299
Accrued liabilities	309,575	525,678
Notes payable due within one year	22,310,000	22,310,000
Accrued interest	3,082,152	3,149,564
Deferred revenue	521,519	521,519

Total current liabilities	53,089,504	30,350,345

Notes payable due after one year	140,760,000	163,070,000
Deferred revenue	7,692,405	8,213,924
Deferred foreign income taxes	26,292,844	21,066,346

Shareholders’ equity:
Common stock, class A, $1 par value, 35,000 shares authorized, 70 shares issued and outstanding	70	70
Common stock, class B, $1 par value, 15,000 shares authorized, 30 shares issued and outstanding	30	30
Additional paid-in capital	101,914,330	101,914,330
Retained earnings	14,455,631	32,892,729
Accumulated other comprehensive loss — net loss on cash flow hedge instruments	(1,716,303)	(1,629,916)

Total shareholders’ equity	114,653,758	133,177,243

Total liabilities and shareholders’ equity	$342,488,511	$355,877,858

See accompanying notes.

WilPro Energy Services (PIGAP II) Limited
Statements of Income and Comprehensive Income

	Years Ended December 31,
	2006	2005	2004
Revenues	$93,667,872	$91,626,354	$85,767,089

Costs and expenses:
Operating expenses, exclusive of items shown separately below	20,496,705	19,619,632	15,781,494
Depreciation	15,945,079	15,966,865	15,995,101
General and administrative expenses	2,957,228	2,494,235	4,043,891

Total costs and expenses	39,399,012	38,080,732	35,820,486

Operating income	54,268,860	53,545,622	49,946,603

Other income (expense):
Interest expense	(13,985,012)	(14,164,670)	(12,281,461)
Interest income	3,145,474	1,238,517	528,590
Foreign currency transaction loss	(1,872)	(915,059)	(854,915)
Other expense, net	(373,439)	(293,023)	(63,097)

Total other income (expense)	(11,214,849)	(14,134,235)	(12,670,883)

Income before provision for foreign income taxes	43,054,011	39,411,387	37,275,720
Provision for foreign income taxes	29,491,109	5,822,000	6,523,000

Net income	13,562,902	33,589,387	30,752,720
Other comprehensive loss:
Cash flow hedging activities:
Losses reclassified to earnings during year (net of income tax benefit of $65,075 in 2006 and $7,331 in 2005)	126,322	14,230	—
Unrealized mark-to-market losses during year (net of income tax benefit of $109,578 in 2006, $147,989 in 2005 and $510,332 in 2004)	(212,709)	(287,273)	(990,644)

Other comprehensive loss	(86,387)	(273,043)	(990,644)

Comprehensive income	$13,476,515	$33,316,344	$29,762,076

See accompanying notes.

WilPro Energy Services (PIGAP II) Limited
Statements of Shareholders’ Equity

					Accumulated
			Additional		Other
	Common Stock		Paid-In	Retained	Comprehensive
	Class A	Class B	Capital	Earnings	Loss	Total
Balance, December 31, 2003	$70	$30	$101,914,330	$8,050,622	$(366,229)	$109,598,823

Net income	—	—	—	30,752,720	—	30,752,720

Other comprehensive loss	—	—	—	—	(990,644)	(990,644)

Balance, December 31, 2004	70	30	101,914,330	38,803,342	(1,356,873)	139,360,899

Net income	—	—	—	33,589,387	—	33,589,387

Other comprehensive loss	—	—	—	—	(273,043)	(273,043)

Dividends paid	—	—	—	(39,500,000)	—	(39,500,000)

Balance, December 31, 2005	70	30	101,914,330	32,892,729	(1,629,916)	133,177,243

Net income	—	—	—	13,562,902	—	13,562,902

Other comprehensive loss	—	—	—	—	(86,387)	(86,387)

Dividends paid	—	—	—	(32,000,000)	—	(32,000,000)

Balance, December 31, 2006	$70	$30	$101,914,330	$14,455,631	$(1,716,303)	$114,653,758

See accompanying notes.

WilPro Energy Services (PIGAP II) Limited
Statements of Cash Flows

	Years Ended December 31,
	2006	2005	2004
Operating activities
Net income	$13,562,902	$33,589,387	$30,752,720
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	15,945,079	15,966,865	15,995,101
Amortization of deferred financing costs	2,208,693	2,208,693	2,212,347
Provision for loss on other assets	309,706	—	—
Provision for deferred foreign income taxes	5,271,000	5,822,003	6,523,332
Changes in operating assets and liabilities:
Accounts receivable	6,606,683	1,409,695	(7,098,318)
Prepaid taxes	(6,001,907)	184,000	395,537
Prepaid expenses	(280,790)	(1,321,073)	(158,806)
Accounts payable	(392,898)	773,694	(2,754,574)
Taxes payable	23,359,393	(988,980)	628,850
Receivables/payables with affiliates	56,179	7,157	(4,556,271)
Accrued liabilities	(216,103)	(9,305)	(554,736)
Accrued interest	(67,412)	167,922	815,254
Deferred revenue	(521,519)	(521,519)	(521,519)
Other, including changes in other non-current assets	191,398	51,567	(339,711)

Net cash provided by operating activities	60,030,404	57,340,106	41,339,206

Investing activities
Purchases of property, plant and equipment	(731,544)	(848,201)	(173,287)

Net cash used in investing activities	(731,544)	(848,201)	(173,287)

Financing activities
Payments of notes payable	(22,310,000)	(22,310,000)	(22,310,000)
Dividends paid	(32,000,000)	(39,500,000)	—
Additions to deferred financing costs	—	—	(190,041)
Changes in restricted cash and cash equivalents	(4,934,550)	5,367,085	(18,698,887)

Net cash used in financing activities	(59,244,550)	(56,442,915)	(41,198,928)

Net increase (decrease) in cash and cash equivalents	54,310	48,990	(33,009)
Cash and cash equivalents, beginning of year	143,547	94,557	127,566

Cash and cash equivalents, end of year	$197,857	$143,547	$94,557

Supplemental Disclosures of Cash Flow Information
Foreign income taxes paid	$13,691,485	$1,916,418	$1,532,899
Interest paid	$10,903,538	$11,766,494	$9,253,859
See accompanying notes.

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements
December 31, 2006 and 2005
1. Organization and Description of Business
WilPro Energy Services (PIGAP II) Limited (the Company) was incorporated in the Cayman Islands in July 1998. The Company provides installation, engineering, procurement and construction services, as well as operation and maintenance services for natural gas compression facilities at the Santa Bárbara/Pirital oil field property of PDVSA Petróleo, S.A. (PDVSA) in Venezuela. Williams International PIGAP Limited, a subsidiary of Williams International Company, owns all 70 outstanding Class A common shares, and Hanover Cayman Limited (a wholly owned subsidiary of Hanover Compression Limited Partnership), owns all 30 Class B common shares of the Company. There are no differences in Class A and Class B common shares of the Company.
The Company has entered into a services contract with PDVSA. Under the terms of this contract, the Company designed and built a high-pressure plant, which was completed in August 2001, and renders natural gas compression services on behalf of PDVSA at the Company’s own expense and risk. The contract has an initial term of 20 years. After this term, PDVSA is under no obligation to receive these services. The services rendered by the Company generate a service fee from PDVSA, which is the primary source of revenue for the Company. The Company does not require collateral for credit extended to PDVSA. At the end of the contract, PDVSA has the option to 1) renew the current service agreement, allowing the Company to retain ownership of the assets, 2) purchase the PIGAP II assets at book value, which is expected to be an insignificant amount, and either retain the Company under an operations and management agreement or terminate its relationship with the Company, or 3) require the Company to dismantle the assets and restore the land to its original condition.
2. Summary of Significant Accounting Policies
Reclassifications
Certain prior year amounts, including insurance expense, interest income and letter of credit fees, have been reclassified to conform to the current classifications.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in those financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Cash and Cash Equivalents
Cash and cash equivalents include demand and time deposits, certificates of deposit and other marketable securities with maturities of three months or less when acquired.
Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents within current assets consists primarily of bank accounts restricted under the Company’s loan agreement with Overseas Private Investment Corporation (OPIC), ABN AMRO Bank N.V., and Istituto per i Servizi Assicurativi del Commercio Estero (SACE) (see Note 6) for receipt of revenue, payment of operating and maintenance expenses, distributions to shareholders and funding for the next semi-annual debt principal and interest payments. Restricted cash and cash equivalents within noncurrent assets consists primarily of bank accounts restricted under the loan agreement with OPIC and SACE for six months of principal and interest payments and an uninsured loss reserve. The Company does not expect these cash and cash equivalents to be released within the next twelve months.
Accounts Receivable
Accounts receivable are carried on a gross basis, with no discounting, less the allowance for doubtful accounts. No allowance for doubtful accounts is recognized at the time the revenue, which generates the accounts receivable, is recognized. Management assesses the collectibility of accounts receivable based on existing economic conditions and contractual terms with its client. Receivables are considered past due if payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted.
Derivative instruments
During 2003, the Company entered into an interest rate cap agreement to hedge the interest rate risk associated with its loan agreement. This derivative instrument protects against increases in the LIBOR interest rates above 5.85 percent. This derivative is reflected on the balance sheet at fair value and has been designated in a cash flow hedging relationship. The effective portion of the change in fair value is reported in other comprehensive income and reclassified into earnings in the period in which the hedged item affects earnings. To match the underlying transaction

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
being hedged, derivative gains or losses reclassified into earnings are recognized in interest expense. The hedging relationship is regularly evaluated to determine whether it is expected to be, and has been a highly effective hedge. Forecasted transactions designated as the hedged item are regularly evaluated to assess whether they continue to be probable of occurring. During 2006 and 2005, there are no amounts excluded from the effectiveness calculation and no hedge ineffectiveness. As of December 31, 2006, the Company has hedged future cash flows associated with interest payments for nine years, and, based on recorded values at December 31, 2006, losses of $435,500, net of tax, are expected to be reclassified into earnings within the next year.
Property, Plant and Equipment
Property, plant and equipment is recorded at historical cost. The carrying amount of these assets is based on estimates, assumptions and judgments relative to capitalized costs, useful lives and salvage values. Improvements increasing functionality or useful lives are added to the cost of the corresponding assets, while the cost of repairs and maintenance are charged to expense as incurred. All spare parts inventory items in excess of $2,500 are capitalized and recorded at historical cost and expensed upon usage. Depreciation is recorded using the straight-line method over estimated useful lives. An estimated useful life of 20 years is used for natural gas compression plant facilities and an estimated useful life of five years is used for all other property, plant and equipment.
Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations, requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. The Company has not recorded an asset retirement obligation based on a 100% probability assessment that PDVSA, under the contract terms, will purchase the Pigap II facility and assume all retirement obligations at the end of the contract term.
Revenue Recognition Policy
The Company recognizes revenue for services in the period they are performed. On December 27, 2002, the Company received $10.3 million from PDVSA for achieving specified production levels within a certain number of days after the facility became operational. The payment is a part of the 20-year services agreement with PDVSA. The Company has recorded the payment as deferred revenue and is recognizing the revenue on a straight-line basis over the life of the

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
contract. The portion to be recognized as revenues in the next year is included within current liabilities.
Impairment of Long-lived Assets
The evaluation for impairment of assets is done on an individual asset or asset group basis when events or changes in circumstances indicate, in management’s judgment, that the carrying amount of such assets may not be recoverable. When such a determination has been made, management’s estimate of undiscounted future cash flows attributable to the assets is compared to the carrying amount of the assets to determine whether impairment has occurred. If an impairment of the carrying amount has occurred, the amount of the impairment recognized in the financial statements is determined by estimating the fair value of the assets and recording a loss for the amount that the carrying amount exceeds the estimated fair value. No impairments of long lived-assets have been recorded for any period presented.
Provision for Severance Benefits
The Company is liable for employee severance benefits, which are a vested right of workers under the Venezuelan Labor Law. These benefits are accrued as service is rendered and transferred monthly to a trust fund on behalf of each worker.
Foreign Currency
The functional currency of the Company is the U.S. dollar. Transactions denominated in currencies other than the U.S. dollar are recorded based on exchange rates at the time such transactions take place. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in the statements of income.
Income Taxes
Deferred foreign income taxes are computed using the liability method and are provided on all temporary differences between the financial bases and tax bases of the Company’s assets and liabilities. Management’s judgment and income tax assumptions are used to determine the levels, if any, of valuation allowances associated with deferred foreign tax assets.

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
3. Risks and Uncertainties
The Company relies on the Venezuelan oil and natural gas industry and is exposed to the operating, geographical and financial risks relevant to this industry. Geographical risks are generated by the political, legal, social and economic conditions of the country. In recent years, Venezuela endured abnormal levels of instability in the economic, political, and social environment. On February 4, 2003, the Venezuelan government established a currency exchange control. As a result, there was a 20 percent devaluation of the Venezuelan Bolivar with respect to the U.S. Dollar during 2004 and a 12 percent devaluation in 2005. The exchange rate at December 31, 2006 and 2005 was 2150 Venezuelan Bolivars to 1 U.S. dollar, respectively.
Since December 31, 2006, there has been no further devaluation of the Venezuelan Bolivar. The impact of the devaluation on the Company’s financial statements is minimized by the fact that the Company holds most of its cash in U.S. Dollars.
The Venezuelan economy has been considered hyper-inflationary in the past, but has not been considered hyper-inflationary since 2001. The inflation rate for Venezuela was 17 percent in 2006, compared to 14 percent in 2005, and 19 percent in 2004. The impact of inflation on the Company’s financial results is minimized by contractual terms that allow for tariff increases commensurate with inflation, tariffs paid to the Company in U.S. dollars, and significant fixed tariffs not affected by low volumes from PDVSA. As a result, management believes the impact should not be significant.
The Venezuelan government continues its public criticism of U.S. economic and political policy, has implemented unilateral changes to existing energy related contracts, continues to publicly declare that additional energy contracts will be unilaterally amended, and that privately held assets will be expropriated, indicating that a level of political risk still remains. In addition, there is no certainty regarding the impact changes in the future political and economic conditions may have on laws affecting taxes, exchange rates, currency convertibility, environmental and labor regulations, repatriation of profits and capital return. If the current conditions persist, the Company’s economic, financial and operational capacity could be affected, as well as its organizational structure.
The Company’s cash equivalents consist of high-quality securities placed with various major financial institutions with credit ratings at or above BBB by Standard & Poor’s or Baa1 by Moody’s Investors Service.

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
4. Related Party Transactions
The Company reimburses shareholders and affiliated companies (including Williams International Venezuela Limited, and Williams International Services Company, which are all subsidiaries of Williams International Company for expenses incurred on behalf of the Company. These reimbursements totaled $2.7 million in 2006, $1.4 million in 2005 and $1.2 million in 2004. The Company received reimbursements for expenses incurred on behalf of affiliated company WilPro Energy Services (El Furrial) Limited in the amount of $.5 million in 2006.
Receivables and payables with shareholders and other affiliated companies at December 31 are as follows:

	2006	2005
Accounts payable:

Williams International Services Company	$317,692	$293,232
WilPro Energy Services (El Furrial) Limited	110,925	79,206

	$428,617	$372,438

5. Property, Plant and Equipment
At December 31, property, plant and equipment are as follows:

	2006	2005
Natural gas compression plant facilities	$316,948,162	$316,593,960
Spare parts	816,891	715,467
Vehicles	793,972	643,721
Computer software and equipment	363,062	325,199
Other	138,880	135,128

	319,060,967	318,413,475
Accumulated depreciation	(84,577,975)	(68,716,948)

	$234,482,992	$249,696,527

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
6. Notes Payable and Credit Facilities
At December 31, long-term notes payable are represented as follows:

	2006	2005
Overseas Private Investment Corporation:
6.62% note payable, due in semi-annual payments plus interest through September 15, 2016	$88,625,000	$100,750,000

ABN AMRO Bank N.V.:
Variable rate note payable, due in semi-annual payments plus interest through September 15, 2016	74,445,000	84,630,000

	163,070,000	185,380,000

Notes payable due within one year	22,310,000	22,310,000

Notes payable due after one year	$140,760,000	$163,070,000

In October 2003, the Company received funding under loan agreements with OPIC and ABN AMRO Bank N.V. Interest on the note payable to ABN AMRO Bank N.V. is based on the six-month LIBOR rate plus 0.8 percent (6.23 percent at December 31, 2006). These notes are secured by the physical assets and common stock of the Company. Under the terms of the agreement, the Company maintains various restricted bank accounts. The use of each account is restricted for a specific use including receipt of revenue, payment of operating and maintenance expenses, debt service, uninsured loss reserve, and distributions to shareholders. The loan agreement contains various other restrictive covenants and commitments, including limitations on additional indebtedness, payment of dividends, asset sales and leasing activities.
Aggregate minimum maturities of notes payable for each of the next five years is as follows:

2007	$22,310,000
2008	23,000,000
2009	26,220,000
2010	26,680,000
2011	16,100,000

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
6. Notes Payable and Credit Facilities (continued)
During 2002 through 2004, deferred financing costs of $10.7 million were incurred in connection with the debt issuance. SACE provides a guarantee on behalf of ABN AMRO Bank N.V. for which the Company paid an $18 million fee. These costs are being amortized on a straight-line basis over the term of the notes. Accumulated amortization of the deferred financing costs is $7.2 million and $5.0 million as of December 31, 2006 and 2005, respectively.
At December 31, 2006 and 2005, the Company had three irrevocable standby letters of credit for $28 million, $12 million, and $5 million issued in favor of PDVSA. The letters of credit renew automatically each year and were issued in connection with the service agreement between the Company and PDVSA. The letters of credit cannot be drawn upon unless the Company defaults on their agreement with PDVSA as outlined in the service agreement.
7. Income Taxes
The Company is subject to Venezuelan corporate income taxes at a 34 percent tax rate on taxable income. Taxable income differs from financial income principally due to adjustments for the difference in reporting currency for book and tax purposes, differences in depreciable lives, and certain permanent differences.
Significant components of deferred taxes at December 31 are as follows:

	2006	2005
Deferred tax liabilities:
Property, plant and equipment	$26,558,420	$21,327,000
Mark to market on interest rate cap	132,600	—
Deferred financing costs	2,394,244	2,851,000

Total deferred tax liabilities	29,085,264	24,178,000

Deferred tax assets:
Mark to market on interest rate cap	—	141,000
Deferred revenue	2,792,420	2,971,000

Total deferred tax assets	2,792,420	3,112,000

Net deferred tax liabilities	$26,292,844	$21,066,000

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
7. Income Taxes (continued)
Provision for foreign income taxes consists of:

	2006	2005	2004

Current	$24,220,109	$—	$—
Deferred	5,271,000	5,822,000	6,523,000

Total	$29,491,109	$5,822,000	$6,523,000

Reconciliation of statutory rate to actual rate:

	2006	2005	2004

Provision at statutory rate (34%)	$14,638,109	$13,399,000	$12,674,000
Increase (decrease) in taxes resulting from:
Income/expense not subject to tax	(857,000)	(434,000)	—
Inflation adjustment	3,348,000	3,801,000	6,712,000
Exchange rate impact on fixed asset accounting	7,378,000	7,392,000	6,999,000
Tax reserve	4,620,000	—	—
Return to accrual and other permanent adjustments	364,000	15,000	3,463,000
Currency losses	—	(7,177,000)	(13,874,000)
Utilization of business asset tax (BAT), investment tax credit (ITC) and net operating loss (NOL) credits	—	(11,174,000)	(9,451,000)

Total	$29,491,109	$5,822,000	$6,523,000

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
8. Financial Instruments
The Company used the following methods and assumptions in estimating its fair-value disclosures for financial instruments:
Cash and cash equivalents and restricted cash and cash equivalents: The carrying amounts reported in the balance sheet approximate fair value due to the short-term maturity of the underlying instruments.
Derivative asset: Fair value is determined by discounting estimated future cash flows using forward-interest rates derived from the year-end yield curve. Fair value was calculated by the financial institution that is the counterparty to the interest rate cap derivative.
Notes payable: The fair value of the fixed rate long-term note was determined based on prices of similar securities with similar terms and credit ratings. The Company used the expertise of an outside investment banking firm to estimate the fair value of this note.
The carrying amount of the variable rate long-term note reported in the balance sheet approximates fair value as this note has an interest rate approximating market.

	2006		2005
	Carrying		Carrying
Asset (liability)	amount	Fair value	amount	Fair value
Cash and cash equivalents	$197,857	$197,857	$143,547	$143,547
Restricted cash and cash equivalents	66,986,040	66,986,040	62,051,490	62,051,490
Derivative asset	486,583	486,583	808,870	808,870
Notes payable	(163,070,000)	(135,195,488)	(185,380,000)	(172,045,697)